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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

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                          GREENFIELD INDUSTRIES, INC.
                           (Name of Subject Company)

                          KENNAMETAL ACQUISITION CORP.
                                KENNAMETAL INC.
                                   (Bidders)

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
       COMMON STOCK, PAR VALUE
           $0.01 PER SHARE                            395058 10 0
   (Title of Class of Securities)        (CUSIP Number of Class of Securities)

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                              DAVID T. COFER, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                KENNAMETAL INC.
                             STATE ROUTE 981 SOUTH
                                  P.O. BOX 231
                          LATROBE, PENNSYLVANIA 15650
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                            ------------------------

                                   Copies to:

                              LEWIS U. DAVIS, JR.
                               BUCHANAN INGERSOLL
                            PROFESSIONAL CORPORATION
                               ONE OXFORD CENTRE
                          301 GRANT STREET, 20TH FLOOR
                            PITTSBURGH, PENNSYLVANIA
                                   15219-1410

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                                  TENDER OFFER

     Kennametal Acquisition Corp., a Delaware corporation ("Purchaser"), and Kennametal Inc., a Pennsylvania corporation ("Parent") and the owner of all of the outstanding capital stock of Purchaser, hereby further amend and supplement their Tender Offer Statement on Schedule 14D-1 by filing this Amendment No. 2 relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per Share, including the associated preferred stock purchase rights issued pursuant to the Restated Rights Agreement dated as of February 6, 1996, as amended on October 10, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Shares"), of Greenfield Industries, Inc., a Delaware corporation (the "Company"), at $38.00 per Share, net to the seller in cash, without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto.

ITEM 10. ADDITIONAL INFORMATION

     Item 10(f) is hereby amended and supplemented by the following:

     A. The last paragraph on page 3 under Section 1 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right, subject to applicable law, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will extend the Offer. Purchaser also expressly reserves the right, subject to applicable law (including applicable rules and regulations of the Commission) and the terms of the Merger Agreement, at any time or from time to time, to (i) prior to the Expiration Date, delay acceptance for payment of, or payment for, any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in Section 14 below by giving oral or written notice of such delay in payment or termination to the Depositary, (ii) prior to the Expiration Date, waive any conditions (other than the Minimum Condition) and, subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, to waive the Minimum Condition, to accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn, (iii) extend the Offer and, subject to the right of Stockholders to withdraw Shares until the Expiration Date, to retain Shares that have been tendered for the period or periods for which the Offer is extended or (iv) subject to complying with the terms of the Merger Agreement and the applicable rules and regulations of the Commission, to amend the Offer, by giving oral or written notice to the Depositary. Any extension, delay in payment, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement, other than by issuing a release to the Dow Jones News Service or as otherwise required by law. The reservation by Purchaser of the right to delay acceptance for payment of, or payment for, Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that Purchaser pay consideration offered or return the Shares deposited by or on behalf of Stockholders promptly after the termination or withdrawal of the Offer. The Purchaser shall not have any obligation to pay interest on the purchase price for tendered Shares whether or not the Purchaser exercises its right to extend the Offer.

     B. The first paragraph on page 4 under Section 2 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     Upon the terms and subject to the conditions of the Merger Agreement and the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares that are validly tendered on or prior to the Expiration Date, and not properly withdrawn in accordance with Section 4 below, promptly after the later to occur of (i) the Expiration Date, (ii) the

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expiration or termination of any applicable waiting periods under the HSR Act and (iii) the satisfaction or waiver, prior to the Expiration Date, of the conditions to the Offer set forth in Section 14. All questions as to the satisfaction or waiver of such terms and conditions will be determined by Purchaser in its sole discretion; provided, however, that if any waiver occurs, the Parent or Purchaser shall extend the Offer for that time period, if any, required by the Exchange Act or any regulation or rule issued thereunder. Subject to the applicable rules of the Commission and the Merger Agreement, Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply, in whole or in part, with any other applicable law or government regulation. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer). See Section 14 below.

     C. The first paragraph on page 29 under Section 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     Notwithstanding any other provision of the Offer, Purchaser shall not be required to accept for payment, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, any Shares until (i) the expiration of all applicable waiting periods under the HSR Act and
(ii) the Minimum Condition shall have been satisfied. In addition, Purchaser shall not be required to accept for payment or pay for, or may delay the acceptance for payment of or for, any Shares tendered pursuant to the Offer or may, subject to the provisions of the Merger Agreement, terminate or amend the Offer on or after October 10, 1997, and at any time prior to the Expiration Date, if any of the following events shall occur (or become known to Parent) and remain in effect:

     D. The second sentence of the last paragraph on page 23 under Section 12 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     In addition, Purchaser is not required to accept for payment or pay for, or may delay the acceptance for payment of or payment for, any Shares tendered pursuant to the Offer or may, subject to the terms of the Merger Agreement, terminate or amend the Offer if, on or after October 10, 1997, and at any time prior to the Expiration Date, any of the following events occur (or become known to Parent) and remains in effect:

     E. The first paragraph on page 4 under Section 1 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     Pursuant to the Merger Agreement, Purchaser expressly reserves the right, subject to compliance with the Exchange Act, to modify the terms of the Offer, except that without the written consent of the Company, Purchaser shall not (i) reduce the maximum number of Shares to be purchased in the Offer or the Minimum Condition, (ii) reduce the price per Share payable in the Offer, (iii) change the form of consideration to be paid in the Offer, (iv) impose additional conditions to the Offer or modify the conditions in the Offer in a manner adverse to the holders of Shares or (v) amend any other term of the Offer in a manner adverse to the holders of the Shares except that Purchaser may, in its sole discretion, without the consent of the Company, waive satisfaction of any condition of the Offer (other than the Minimum Condition); provided, however, that if any such waiver occurs, Parent or Purchaser shall extend the Offer for that time period, if any, required by the Exchange Act or any regulation or rule issued thereunder. Assuming the prior satisfaction or waiver of the conditions to the Offer, Purchaser will accept for payment, and pay for, in accordance with the terms of the Offer, Shares validly tendered and not withdrawn pursuant to the Offer, as soon as practicable, after the Expiration Date.

     F. The first full paragraph on page 31 under Section 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser, and may be asserted by Parent or Purchaser or may be waived by Parent or Purchaser, in whole or in part, on or after October 10, 1997, and at any time prior to the Expiration Date in its sole discretion; provided, however, that if any such waiver occurs, Parent or Purchaser shall extend the Offer for that time period, if any, required by the Exchange Act or any regulation or rule issued thereunder. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any

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other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

     G. The last paragraph on page 24 under Section 12 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     The foregoing conditions (other than the Minimum Condition) are for the sole benefit of Parent and Purchaser, and may be asserted by Parent or Purchaser or may be waived by Parent or Purchaser, in whole or in part, on or after October 10, 1997, and at any time prior to the Expiration Date in its sole discretion; provided, however, that if any such waiver occurs, Parent or Purchaser shall extend the Offer for that time period, if any, required by the Exchange Act or any regulation or rule issued thereunder. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right and may be asserted at any time and from time and time.

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                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 1997

                                          KENNAMETAL INC.

                                          By: /s/ DAVID T. COFER
                                            ------------------------------------
                                            Name: David T. Cofer
                                            Title: Vice President, Secretary
                                                   and General Counsel

                                          KENNAMETAL ACQUISITION CORP.

                                          By: /s/ DAVID T. COFER
                                            ------------------------------------
                                            Name: David T. Cofer
                                            Title: Vice President, Secretary
                                                   and General Counsel

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